Exhibit 99.1

Progen Pharmaceuticals Limited

ABN 82 010 975 612

Corporate Governance Statement - 2015

Progen Pharmaceuticals Limited (the “Company” or “Progen”) is a dual listed Australian company. Our primary listing is on the Australian Stock Exchange (ASX) and our secondary listing is on the US OTC Market (OTC).

Progen is committed to ensuring that its policies and practices reflect good corporate governance and that there is compliance with all corporate governance requirements applicable to Australian listed companies. Progen continuously strives to develop and improve corporate governance processes and standards.

The Company has adopted the Australian Securities Exchange (ASX) Corporate Governance Council Corporate Governance Principles and Recommendations (3rd edition) (“ASX Principles”). Progen’s corporate governance practices are outlined in this Corporate Governance Statement.

Where the Company has not followed a recommendation, reasons for non-compliance have been identified. All these practices, unless otherwise stated, were in place for the entire year. This disclosure is in accordance with ASX listing rule 4.10.3. All policies referred to in this report are published on the Company’s website www.progen-pharma.com in the Corporate Governance section which is located under the Investor Centre tab.

This Corporate Governance Statement is approved by a Board Resolution and is current as at 29 September 2015.

ASX Corporate Governance Principles and Recommendations

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

Recommendation 1.1 - Functions of the Board and Management

The Board is comprised of an Executive Chairman and two (2) Non-Executive Directors. The Board governs the Company, and has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable.

The Board is committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie the business activities ensuring transparency and protecting stakeholders’ interests.

Decision making authority on a number of significant matters is reserved to the Board. Outside of those areas, the Chief Executive Officer (“CEO”), however, in the interim, the Executive Chairman is responsible for the day-to-day management of the Company. The CEO, together with the senior management team, is responsible to the Board for the development and implementation of the strategy and the overall management and performance of the Company.

The Board has formalised a list of responsibilities reserved for itself in the Board Charter and has delegated certain authority to Management. A copy of the Board Charter can be found on the Company’s website.

Matters reserved for the Board include:-

•	Approval of Company’s strategy, business plan and performance’s objectives;
•	Approval and monitoring the progress of capital expenditure, capital management, acquisition and divestiture;
•	Appointing, reviewing the performance of Managing Director and CEO, and their removal;
•	Monitoring senior management’s performance and implementation of strategy; and
•	Approving and reviewing the risk management systems, internal compliance and controls.

Recommendation 1.2 – Appointment of New Directors

The Company performs appropriate checks of any potential director prior to a person’s appointment or election as a director. These checks can include a person’s character, experience, education and bankruptcy history.

All material information known to the Company that is relevant to a decision on whether or not to elect or re-elect a director is included in the Notice of Meeting and Explanatory Memorandum for election of directors. The Directors’ details including any other material directorships currently held are set out in the Directors’ Report in the Annual Report.

Recommendation 1.3 – Written agreements with each Director and Senior Executive

Progen ensures the non-executive directors have a written Letter of Appointment, and all senior executives have a written Employment Agreement setting out their terms of appointment.

This is to ensure that they have a clear understanding of their roles and responsibilities and the Company’s expectation of them.

Material terms of the contracts of employment are included in the Remuneration Report of the Directors’ Report.

Recommendation 1.4 – Company Secretary

The Company Secretary, Mr Blair Lucas is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board including all governance and compliance matters.

Recommendation 1.5 – Diversity Policy

Progen has in place a Diversity Policy which is designed to show the Company’s commitment to gender diversity and to acknowledge that a talented and diverse workplace is a key competitive advantage.

Diversity includes, but is not limited to, gender, age, race, religion, national origin, ethnicity, cultural background, marital status, sexual orientation or disability. The policy sets out guidelines for the Company to follow in managing diversity within the Company, including the development of measurable targets and key performance indicators to be reviewed by the Board.

Progen acknowledges that achieving the desired level of diversity is an ongoing process. Progen is committed to providing a respectful environment where employees and others in the workplace are treated fairly and all decisions are based on merit, without regard to their differences or similarities. As such, the Company has not yet defined measureable objectives but these will be developed over time as the business grows so that the objectives are meaningful and achievable.

The Board is committed to diversity and promoting a policy to maximise the achievement of corporate goals. The Diversity Policy is available on Progen’s website.

c) As at 30 June 2015, the gender diversity statistics for the Company were as follows:-

	Female	Total	Female Proportion
Progen Group Staff	7	23	30%
Key* Management Personnel	2	4	50%
Board Members	0	3	0%
●	Key Management Personnel comprises senior executives who report directly to the CEO/Executive Chairman.

Recommendation 1.6 – Process for Evaluating Performance of Board, Committees and Individual

Directors

The Director consider that due to the size of the Company and its Board, a formal review procedure is not appropriate at this point in time and has instead adopted a self-evaluation process to measure its own performance. Evaluation of the performance of the committees in isolation is not proposed while the full Board is fulfilling the roles of the committees.

The recommendation is satisfied in as much as the details have been included in the Annual Report and the Board Charter.

The Board has undertaken a Board self-evaluation during the year to examine its collective and individual performance to improve the way they work.

The Chairman has the primary responsibility for conducting the performance appraisals of the non-executive directors.

Recommendation 1.7 - Process for Evaluating Performance of Senior Executives

The Executive Chairman [who, in the interim assumes the CEO function] reviews the performance of senior executives against the agreed performance measures and other relevant factors annually. The Board has undertaken performance evaluations for its senior executives during the year, with two exceptions whose evaluations were postponed following the announcement of a Strategic Review.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

Recommendation 2.1 – Nomination Committee

Due to the size and structure of the Board, the Board has not established a separate nomination committee. The Board acknowledges it does not currently comply with this recommendation.

If the Company’s activities continue to increase in size, scope and nature, and where increased efficiency and effectiveness can be derived, the appointment of a nomination committee will be reviewed by the Board and implemented if appropriate.

The Board as a whole undertakes the process of reviewing the skill base, knowledge, experience, independence and diversity of existing Directors to enable identification or attributes required in new directors. Where appropriate, independent consultants are engaged to identify possible new candidates for the Board. Re-election of Directors is managed in accordance with the Listing Rules and the Company's Constitution.

The Board regularly reviews its mix of skills and experience in light of the Company’s principal activities and direction, and is cognisant of its diversity policy, should the need arise for changes to the composition of the Board.

The Board met once during the year to review and approve the appointment of Mr Christopher Harvey as Independent Non-Executive Director.

Recommendation 2.2 - Board Skills Matrix

The Board has developed a Board skills matrix that sets out the mix of skills, experience and expertise the Board currently has and is looking to achieve in its membership.

Progen’s Board has an appropriate mix of skills, experience and expertise, represented on the Board. The skills, experience and expertise of Progen’s Directors are detailed in the Directors’ Report section of the Annual Report. The Board does not consider it appropriate to publish in detail the Board skills matrix.

The Board recognises that the skills matrix is an important, but not the only, basis of criteria applying to director appointment.

Recommendation 2.3 – Independent Directors

The Board recognises the important contribution that Independent Directors made to good corporate governance. All the Directors, whether independent or not, are required to exercise independent judgment and act in the best interest of Progen. The Independent Director in particular brings independent thinking, high standards of corporate governance and good judgement to the Board.

When assessing independence, the Board considered tenure. The Director considered by the Board as independent is Dr Christopher Harvey. A director is considered independent if he substantially satisfies the test for independence as described in Box 2.3 of the ASX Corporate Governance (“CG”) Recommendations.

Dr Christopher Harvey was appointed to the Board on 16 March 2015.

Recommendation 2.4 – Independence of Board

Given the majority of the Board are not considered independent under the definitions provided in the ASX CG Recommendations, this recommendation has not been satisfied. The Board believes even though it does not satisfy this recommendation, it does possess the appropriate level of experience, knowledge and business skills. Directors acknowledge the need to act in good faith and in the interests of all shareholders.

Directors are not appointed for a fixed term but are subject to re-election by shareholders at least every three years in accordance with the Constitution of the Company.

Recommendation 2.5 - Independence of Chairman

The roles of the Chair and CEO are performed by the same individual. Although Mr Indrajit Solomon Arulampalam is not appointed as CEO, he performs the primary executive function of the Company.

It is acknowledged that the ASX recommends that the Chairman should be an Independent Director (as defined by ASX) and that the roles of chairperson and chief executive officer should not be exercised by the same individual. The Company is not currently compliant with this recommendation.

It is the Board’s view however that the current Chairman (Mr Arulampalam) remains the most appropriate person to fulfil this role in the best interests of the Company and its shareholders until a CEO is appointed.

Recommendation 2.6 – Induction and Professional Development of Directors

The Board provides an appropriate induction program for new directors to familiarise themselves with Progen’s business and strategy including scheduled meetings with the Executive Chairman of the Company.

The Board induction pack includes Guides for Life Science Company Director and Codes of Best Practice for Reporting by Life Science Companies that provide best practice governance within the board and informational sources on life science. The Board encourages the Directors to continue their education by participating in applicable workshops/seminars and site visits to maintain and develop their skills and knowledge.

PRINCIPLE 3: ACT ETHICALLY AND RESPONSIBLY

Recommendation 3.1 - Code of Conduct

The Progen Board recognises its responsibility to set the ethical tone and standards of the Company. Directors sign a letter of appointment which outlines the fiduciary relationship that exists between the director and the Company.

The Code of Ethics for Executive Directors and Chief Financial Officer sets out the rules regarding individual responsibilities to Progen, the public and stakeholders.

Additionally, Progen has a Code of Business Conduct which applies to all officers, senior executives and employees. These documents are available on Progen’s website.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Recommendation 4.1 – Audit Committee

Due to the size and structure of the Board, the Board has not established a separate audit committee. The duties of the Audit Committee are assumed by the full Board. The Chair is the Executive Chairman. The Audit Committee consists of both Executive and Non-Executive Directors. The Company is not currently compliant with this Recommendation on the structure of Audit Committee due to the size of the Board.

The Audit Committee operates under a Charter that outlines the Committee’s responsibilities including overseeing the role and independence of the external auditors. A copy of the Audit Committee Charter is available on the Progen’s website. The relevant qualifications and experience of the members of the Audit Committee are outlined in the Directors’ Report section of the Annual

Report. The Board considered that they have the skills and experience to discharge their duties effectively as an Audit Committee.

The Audit Committee meetings precede normal Board meetings due to the Audit Committee function undertaken by the Board. The Audit Committee met four (4) times during the financial year 2015 and Director’s attendance is found in the Directors’ Report section of the Annual Report.

The Board acknowledges that if the Company’s activities continue to increase in size, scope and nature, the appointment of an Audit Committee will be reviewed by the Board and implemented if appropriate.

Engagement and Rotation of External Auditor

The Board is responsible for nominating the external auditor. If the Board nominates a change of external auditor, it requires the approval of shareholders. The Board meets with the external auditors to review the adequacy of the existing audit arrangements with particular emphasis on the scope, quality and independence of the audit. It includes the rotation of the audit engagement partner.

Procedures are in place governing the approval for non-audit work before the commencement of any engagement to avoid any conflict of interests. The engagement and rotation of Auditors are set out in the Audit Committee Charter published in Progen’s website.

Recommendation 4.2 – Declarations of the CEO and CFO

Prior to the Board approving the financial statements, the CEO (or its equivalent) and the CFO (or its equivalent) provide a declaration to the Board that the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company and that their opinion is founded on a sound system of risk management and internal control which is operating effectively. This assurance is contained in the Directors’ Declaration section of the Annual Report.

Recommendation 4.3 – External Auditors

Progen ensures that its external auditors/the lead audit partner or his representative attends the AGM to answer questions from the shareholders pertaining to audit.

The lead partner, Mr Albert Loots attended the Annual General Meeting (“AGM”) for the financial year ended 30 June 2014 and was available to answer all the questions.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

Recommendation 5.1 – Disclosure Policy

This recommendation is satisfied. The Company has a formal Continuous Disclosure Policy as disclosed on its website.

This Policy is to ensure the Company achieves best practice in complying with its continuous disclosures obligations under the Corporations Act and ASX Listing Rules and ensuring the Company and individual officers do not contravene the Corporations Act or ASX Listing Rules.

The Company also prepares company announcements that comply with the Code of Best Practice for Reporting by Life Science Companies 2nd edition when possible. Once announced to the ASX all releases are posted onto the Progen’s website.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Recommendation 6.1 – Information on website

Progen’s internet website (www.progen-pharma.com) is regularly updated and provides information about itself and its governance, namely the details of all announcements by the Company to the ASX, annual reports, investor information and general information on the Company and its business.

Recommendation 6.2 – Investor Relations Program

Due to its size, the Company does not have a dedicated investor relations program or consultant. Shareholders are given the opportunity to meet with Management immediately following the general meetings. In addition, Management will respond to meeting and information request by shareholders in a timely manner. Nonetheless, the Company aims to keep shareholders informed of the Company’s performance and all major developments in an ongoing manner. Information is communicated to shareholders through:

• The annual report is distributed to shareholders free of charge to all shareholders. An electronic copy is also placed on the Company’s website. The Board ensures that the annual report includes relevant information about the operation of the Company during the year, changes in the state of affairs of the Company and details of future development, in addition to the other disclosures required by the Corporations Act.

•The half–year report contains summarised financial information and a review of operations of the Company during the period. The half-year financial report is prepared in accordance with the requirements of Accounting standards and the Corporations Act and is lodged with the ASX.

Recommendation 6.3 – Shareholders’ Meetings

The Communication Policy is found on Progen’s website. The Board encourages full participation of shareholders at the AGM to ensure a high level of accountability and identification with the Company’s strategy, performance and goals.

Shareholders who are unable to attend the AGM may vote by appointing a proxy using the form included with the Notice of Meeting. Further, shareholders are also invited to submit questions in advance of the AGM so that the Company can ensure those issues are addressed at the meeting.

Recommendation 6.4 – Electronic Communication

Shareholders have the option to receive communications from, and send communications to, the Company and its security registry, Computershare Investor Services Pty Ltd (Australia) electronically.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Recommendation 7.1 – Audit/Risk Committee

The Company places a high priority on risk management and identification throughout the Group’s operations and regularly reviews its adequacy in this regard.

As the Board currently consists of three (3) members, it considered that it would not achieved enhanced efficiency or enable it to add greater value by establishing a separate risk committee. The Company incorporates the oversight of risk management within its Audit Committee, which function is currently undertaken by the full Board.

The Board will however, continue to monitor the requirements of this recommendation in the context of the Company’s current position and circumstances. The Audit Committee Charter is found on Progen’s website.

The Board is responsible for the oversight of the Company’s risk management and control framework. Management reports to the Board regularly as to the effectiveness of the Company’s management of its business risk/material risks. The Company’s process of risk management and internal compliance and control includes:-

i) Establishing the Company’s goal and objectives, and implementing and monitoring strategies, and policies to achieve these goals and objectives.

ii) Continuously identifying and mitigating risks that might impact the achievement of the Company’s goal and objectives, and monitoring the environment for emerging factors and trends that affect these risks,

iii) Formulating risk strategies that manage and identify risks, designing and implementing appropriate risk management policies and internal control, and

iv) Monitoring the performance of, and continuously improving the effectiveness of risk management systems, internal control and compliance, including an ongoing assessment of the effectiveness of risk management, internal compliance and control.

The controls adopted by the Company include:

●	Standing items for Board meetings
●	Operations updates including occupational health and safety
●	Finance updates including monthly accounts, monthly cash flow forecasting, annual budgets with monthly review of performance, audit related matters
●	Compliance and legal requirements
●	Corporate matters including capital requirements, share statistics and ASX announcements
●	Strategic and business planning
●	Limits for approval of capital expenditure
●	Limits on authorities for the execution of contracts and legal documents
●	Insurance program to address insurable risk

Recommendation 7.2 – Annual Risk Review

The Board oversees an ongoing assessment of the effectiveness of the risk management and has reviewed the Company’s risk management framework during the financial year 2015.

The responsibility for undertaking and assessing risk management and internal control effectiveness is delegated to management.

Management is required by the Board to report back regularly on the efficiency and effectiveness of the risk management.

Recommendation 7.3 – Internal Audit

The Company does not have a formal internal audit function. Progen has established an internal assurance process in lieu of a dedicated internal audit program. The Company utilises both external and internal resources to provide an internal control function.

Progen is mindful to ensure a suitable level of independence is achieved in this internal control program and regularly reports to the Audit Committee in an objective manner allowing for assurance that key risks are being accurately evaluated and reported. An internal controls plan is established and designed to provide a suitable level of assurance to the Audit Committee that internal controls are operating effectively and efficiently.

Recommendation 7.4 – Sustainability Risks

The Board is regularly briefed by Management in relation to material exposure to economic, environmental and social sustainability risks facing the Company. Progen does not have any material exposure to these risks.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation 8.1 - Remuneration Committee

Due to the size and structure of the Board, the Board has not established a separate Remuneration Committee. The duties of the Remuneration Committee are assumed by the full Board. The Chair is the Executive Chairman and he is not receiving any remuneration for the executive appointment. Given the size and structure of the Board, the Remuneration Committee consists of both Executive and Non-Executive Directors and therefore the Company is not compliant with this Recommendation.

The Remuneration Committee met one (1) for the financial year 2015 and the members’ attendance is set out in the Directors’ Report in the Annual Report. The Remuneration Committee reviews internal remuneration policies and practices on remuneration packages of the Company’s executive salaries while taking into consideration performance, relevant comparative information and independent expert advice where necessary.

The Board acknowledges this if the Company’s activities continue to increase in size, scope and nature, the appointment of a remuneration committee will be reviewed by the Board and implemented if appropriate.

Further information on Directors’ and Executives’ remuneration is set out in the Remuneration Report of the Directors’ Report.

Recommendation 8.2 – Disclosure of Remuneration Policies and Practices

The Company policies relating to the remuneration of Non-Executive Directors, Executive Directors and senior executives and the level of their remuneration can be found in the Remuneration Report of the Directors’ Report.

Recommendation 8.3 – Policy on equity-based remuneration scheme

The Company has established The Progen Directors and Employee Option Incentive Plan (”this Plan”) approved by its shareholders on 16 March 2010. It forms part of the Company’s long-term incentive objectives to reward directors, executives and employees in a manner that aligns remuneration with the creation of shareholders’ wealth. The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

Details of the Options granted and vested during the financial year are set out in the Remuneration Report of the Directors’ Report. The Rules for this Plan can be found in the Company’s website.

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity:
Progen Pharmaceuticals Limited

ABN / ARBN:	Financial year ended:
82 010 975 512	30 June 2015

Our corporate governance statement  2 for the above period above can be found at:’

☐	These pages of our annual report:

☒	This URL on our website: http://www.progen-pharma.com/investor/corporate.aspx

The Corporate Governance Statement is accurate and up to date as at 29 September 2015 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date: 29 September 2015

Name of ~~Director~~ or Secretary authorising lodgement:	Mr Blair Lucas

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 1 – Lay solid foundations for management and oversight
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

… the fact that we follow this recommendation:

☒    in our Corporate Governance Statement OR

☐    at [insert location]

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☒    at http://www.progen-pharma.com/investor/corporate.aspx

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a)     undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)     provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
1.5

A listed entity should:

(a)     have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)     disclose that policy or a summary of it; and

(c)     disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)  the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)  if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):

☒     in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of our diversity policy or a summary of it:

☒     at http://www.progen-pharma.com/investor/corporate.aspx

… and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and the information referred to in paragraphs (c)(1) ~~or (2):~~

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6

A listed entity should:

(a)     have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)     disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒     in our Corporate Governance Statement OR

☐     at [insert location]

… and the information referred to in paragraph (b):

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.7

A listed entity should:

(a)     have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)     disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒     in our Corporate Governance Statement OR

☐     at [insert location]

… and the information referred to in paragraph (b):

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 2 - Structure the board to add value
2.1

The board of a listed entity should:

(a)     have a nomination committee which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)  the charter of the committee;

(4)  the members of the committee; and

(5)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]

… the fact that we have a nomination committee that complies with paragraphs (1) and (2):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of the charter of the committee:

☐     at [insert location]

… and the information referred to in paragraphs (4) and (5):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

[If the entity complies with paragraph (b):]

… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
2.3

A listed entity should disclose:

(a)     the names of the directors considered by the board to be independent directors;

(b)     if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)     the length of service of each director.

… the names of the directors considered by the board to be independent directors:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

… and, where applicable, the information referred to in paragraph (b):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and the length of service of each director:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement
2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6

A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.

		… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
Principle 3 – ACT ethicalLY and responsiblY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☒ in our Corporate Governance Statement OR ☒ at http://www.progen-pharma.com/investor/corporate.aspx	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 4 – Safeguard integrity in CORPORATE reporting
4.1

The board of a listed entity should:

(a)     have an audit committee which:

(1)  has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)  is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)  the charter of the committee;

(4)  the relevant qualifications and experience of the members of the committee; and

(5)  in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]

… the fact that we have an audit committee that complies with paragraphs (1) and (2):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of the charter of the committee:

☒     at http://www.progen-pharma.com/investor/corporate.aspx

… and the information referred to in paragraphs (4) and (5):

☒     in our Corporate Governance Statement

☒     and Directors’ Report

[If the entity complies with paragraph (b):]

… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement
4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]

☐     an explanation why that is so in our Corporate Governance Statement OR

☐     we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

Principle 5 – Make timely and balanced disclosure
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☒ in our Corporate Governance Statement AND ☒ at http://www.progen-pharma.com/investor/corporate.aspx	☐ an explanation why that is so in our Corporate Governance Statement
Principle 6 – Respect the rights of sECURITY holders
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☒ at http://www.progen-pharma.com	☐ an explanation why that is so in our Corporate Governance Statement
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

… our policies and processes for facilitating and encouraging participation at meetings of security holders:

☒     in our Corporate Governance Statement AND

☒     at http://www.progen-pharma.com/investor/corporate.aspx

☐     an explanation why that is so in our Corporate Governance Statement OR

☐     we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)    have a committee or committees to oversee risk, each of which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)  the charter of the committee;

(4)  the members of the committee; and

(5)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]

… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of the charter of the committee:

☒     at http://www.progen-pharma.com/investor/corporate.aspx

… and the information referred to in paragraphs (4) and (5):

☒     in our Corporate Governance Statement AND

☒     Directors’ Report

[If the entity complies with paragraph (b):]

… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)    review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)    disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

… and that such a review has taken place in the reporting period covered by this Appendix 4G:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
7.3

A listed entity should disclose:

(a)    if it has an internal audit function, how the function is structured and what role it performs; or

(b)    if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]

… how our internal audit function is structured and what role it performs:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☒     in our Corporate Governance Statement OR

☐     at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)     have a remuneration committee which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)  the charter of the committee;

(4)  the members of the committee; and

(5)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]

… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of the charter of the committee:

☒     at http://www.progen-pharma.com/investor/corporate.aspx

… and the information referred to in paragraphs (4) and (5):

☒     in our Corporate Governance Statement AND

☒     Directors’ Report

[If the entity complies with paragraph (b):]

… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☐     in our Corporate Governance Statement OR

☒     Remuneration Report

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)     have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)     disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☒ in our Corporate Governance Statement AND ☒ at http://www.progen-pharma.com/investor/corporate.aspx

☐     an explanation why that is so in our Corporate Governance Statement OR

☐     we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐     we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)    the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;

(b)    the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	… the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement